SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                        ------------------


                           SCHEDULE 13D
                        (Amendment No. 5)
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ------------------

                         PLD Telekom Inc.
                             (Issuer)

                        ------------------

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            71623P102
              (CUSIP Number of Class of Securities)

                        ------------------

                        Kenneth C. Claydon
                      Cable and Wireless plc
                        124 Theobalds Road
                         London WC1X 8RX
                             England
                         (0171) 315 4000
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications
                       on Behalf of Bidder)

                        ------------------


                   Copies of communications to:
                      Edward F. Greene, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         City Place House
                       55 Basinghall Street
                         London EC2V 5EH
                          United Kingdom

                               N/A
                          Time of Event

----------------------------            ----------------------------
CUSIP No.  71623P109                            Page 2 of Pages
----------------------------            ----------------------------


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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Cable and Wireless Public Limited Company
--------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
     See Items 2 and 4                                   (b) |_|
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     Not applicable.
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
--------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United Kingdom
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 NUMBER OF   7.      SOLE VOTING POWER
   SHARES            10,305,739 Shares.  See Item 5.
            --------------------------------------------------------
BENEFICIALLY 8.      SHARED VOTING POWER
  OWNED BY           - 0 -
            --------------------------------------------------------
    EACH     9.      SOLE DISPOSITIVE POWER
 REPORTING           10,305,739 shares.  See Item 5.
            --------------------------------------------------------
PERSON WITH  10.     SHARED DISPOSITIVE POWER
                     - 0 -
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     10,305,739 shares.  See Item 5.
--------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          |_|

--------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31%.
     See Item 5.
--------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
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


                           SCHEDULE 13D


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CUSIP No.  71623P109                            Page 3 of Pages
----------------------------            ----------------------------


--------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Navona Communications Corporation Ltd.
--------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
     See Items 2 and 4                                   (b) |_|
--------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------
4.   SOURCE OF FUNDS
     Not applicable.
--------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
--------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda
--------------------------------------------------------------------
 NUMBER OF   7.      SOLE VOTING POWER
   SHARES            10,305,739 Shares.  See Item 5.
            --------------------------------------------------------
BENEFICIALLY 8.      SHARED VOTING POWER
  OWNED BY           - 0 -
            --------------------------------------------------------
    EACH     9.      SOLE DISPOSITIVE POWER
 REPORTING           10,305,739 shares.  See Item 5.
            --------------------------------------------------------
PERSON WITH  10.     SHARED DISPOSITIVE POWER
                     - 0 -
--------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     10,305,739 shares.  See Item 5.
--------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           |_|

--------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31%.
     See Item 5.
--------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------

Item 1.   Security and Issuer

           This Amendment No. 5 to Statement on Schedule 13D (this "Amendment") relates to the Common Shares, without par value (the "Common Shares") of PLD Telekom Inc., a Delaware corporation (the "Company"), which was formerly known as Petersburg Long Distance Inc. and supplements the information set forth in the Statement on Schedule 13D of Cable and Wireless Public Limited Company ("Cable and Wireless") and Navona Communications Corporation Ltd. ("Navona") filed on April 7, 1994 (the "Initial Statement"), as amended by Amendment No. 1 thereto, filed on July 12, 1994 ("Amendment No. 1"), Amendment No. 2 thereto, filed on January 4, 1995 ("Amendment No. 2"), Amendment No. 3 thereto, filed on February 5, 1996 ("Amendment No. 3") and Amendment No.4 thereto, filed on July 29, 1997 ("Amendment No. 4", and together with the Initial Statement and Amendment Nos. 1 to 3, the "Amended Statement").

           The principal executive offices of the Company are located at 1270 Avenue of the Americas, Suite 2218, New York, New
York 10020.

Item 2.    Identity and Background

           The persons filing this Amended Statement are Cable and Wireless plc ("Cable and Wireless") and Navona Communications
Corporation Ltd. ("Navona").

Cable and Wireless is a company organized under the laws of the United Kingdom. The address of its principal business and its principal office is:

                        124 Theobalds Road
                          London WC1X 8RX
                              England

Cable and Wireless, directly and through its subsidiaries and affiliates, provides telecommunications products and services, including telephone, facsimile, telex and data transmission.

           Navona is a company organized under the laws of Bermuda. The address of its principal business and its principal office is:

                           Cedar House,
                          41 Cedar Avenue
                      Hamilton HM12, Bermuda

           Schedule A hereto sets forth certain information regarding each executive officer and director of Cable and Wireless and Navona Communications Corporation Ltd. ("Navona").

As described in this Amended Statement, Navona is a wholly-owned subsidiary of Cable and Wireless.

Item 3.    Source and Amount of Funds or Other Consideration

Initial Filing

           As described in greater detail in Item 4 of this Amended Statement, on March 29, 1994, Cable and Wireless acquired all of the outstanding shares (the "Navona Shares") of Navona from Harbour Finance Limited, a Bermuda corporation ("Harbour"), including nominal interests in Navona held by certain persons in trust for Harbour. Prior to this acquisition, Navona, among other transactions, acquired: (i) 2,500,000 Common Shares on March 17, 1994, and (ii) 550,055 Common Shares on March 25, 1994. Concurrently with the acquisition by Cable and Wireless of the Navona Shares, Navona acquired an additional 330,033 Common Shares and, subject to the satisfaction of certain conditions, subscribed to purchase up an additional 1,650,832 Common Shares and a convertible note convertible into 1,649,080 Common Shares (the "Convertible Note").

           Cable and Wireless paid approximately $39.9 million for the Navona Shares. As described in Item 4 of this Amended Statement, Cable and Wireless may pay Harbour an additional fee and expenses of not more than approximately $10.3 million.

           The amount paid was from Cable and Wireless' working capital.

           To consummate the acquisition by Navona of 2,500,000 Common Shares on March 17, 1994, Navona borrowed $6 million from Republic National Bank of New York in order to purchase shares of Wireless Technology Corporation Limited, a British Virgin Islands corporation ("WTC"). As described in Item 4 of this Amended Statement, such shares of WTC were exchanged for the 2,500,000 Common Shares. To finance the acquisition by Navona of 550,055 Common Shares on March 25, 1994, Navona borrowed $5 million from Cable and Wireless. The loan agreements with Republic National Bank of New York and Cable and Wireless are filed as Exhibits to the Amended Statement and the foregoing description is qualified in its entirety thereto.

           A part of the proceeds received by Navona from Cable and Wireless for the Navona Shares were used to acquire an additional 330,033 Common Shares on March 29, 1994 and to retire the borrowing from Republic National Bank of New York and Cable and Wireless in full.

Amendment No. 2

           Item 3 is supplemented to add the following additional information:

           On December 28, 1994, the Company consummated a public offering of 15,750,000 Common Shares at a price to the public of $6.25 per Common Share (the "Public Offering"). On December 28, 1994, Navona purchased 4,915,475 Common Shares in the Public

Offering at the price offered to the public for an aggregate purchase price of $30,721,718. The purchase price for such Common
Shares was paid from Cable and Wireless' working capital.

Item 4.    Purpose of Transaction

Initial Filing

           The purpose of the acquisition of the Navona Shares was to permit Cable and Wireless to obtain a significant investment in the Company which, in turn, has made a number of direct and indirect investments in telecommunications companies and ventures in Russia and Kazakhstan.

           The acquisition of the Navona Shares was effected pursuant to an agreement dated as of March 11, 1994 among Cable and Wireless, Harbour and Jonathan M. Smith and Maxwell L.H. Quin (collectively, the "Trustees") (as replaced on March 29, 1994, the "Navona Share Purchase Agreement"). The consummation of the sale and purchase (the "Closing") of the Navona Shares occurred on March 29, 1994 (the "Closing Date").

           Pursuant to a Share Purchase Agreement dated November
5, 1993 (the "WTC Exchange Agreement"), on March 17, 1994, Navona acquired 2,500,000 Common Shares from the Company in exchange for all of the issued and outstanding capital stock of WTC.

           Pursuant to a Subscription Agreement dated as of March 3, 1994 between Navona and the Company (as supplemented on March 25, 1994 and March 29, 1994, the "Common Share Subscription Agreement"), the Company issued, and Navona acquired: (i) 550,055 Common Shares on March 25, 1994, and (ii) 330,033 Common Shares on March 29, 1994. In addition, on March 29, 1994, Navona subscribed to purchase, upon the satisfaction of certain conditions, an additional 1,650,832 Common Shares and the Convertible Note.

           The descriptions of the Navona Share Purchase Agreement, the WTC Exchange Agreement and the Common Share Subscription Agreement (including the Convertible Note) contained in this Amended Statement are summaries only of certain of the material terms contained therein. Such agreements contain additional material terms and conditions and copies of such agreements are being filed as Exhibits hereto. Such descriptions are qualified in their entirety by reference to such exhibits.

           Except as otherwise described in this Item 4 below or in Item 6 of this Amended Statement, none of Cable and Wireless or Navona, or, to the best knowledge of Cable and Wireless and Navona, any of the persons listed on Schedule A has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

           Notwithstanding the foregoing, Cable and Wireless reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company.

The Navona Share Purchase Agreement

           Under the Navona Share Purchase Agreement as originally executed, Cable and Wireless was to acquire, for approximately $81.4 million, 11,998 Navona Shares from Harbour and 1 Navona Share from each of the Trustees. As modified, the aggregate purchase price was reduced to approximately $39.9 million and, in certain circumstances, Cable and Wireless may pay an additional fee and expenses of not more than approximately $10.3 million to Harbour. The amount actually paid at the Closing was reduced by the amount of Navona's borrowing from Cable and Wireless, plus accrued interest. In addition, Cable and Wireless agreed to pay the Trustees approximately $1.45 million to cover certain of the expenses incurred by the Trustees in connection with the transactions described in this Amended Statement.

           The Navona Shares held by the Trustees were held on trust for Harbour. The Navona Shares held by Harbour were held on trust for the Hibiscus Trust.

           Harbour and the Trustees have represented that the 12,000 Navona Shares represents all of the issued and outstanding share capital of Navona.

           As originally executed, the Closing was conditional, among other matters, on Navona having acquired 5,030,920 Common Shares and the Convertible Note and Navona, directly or through the Company, holding certain investments (collectively, the "Related Investments"). The Related Investments included:

           (a) 50% of the capital stock of Peterstar Company
Limited ("Peterstar") directly and 9% of the capital stock of Peterstar indirectly;

           (b) not less than 15% of the capital stock of Petersburg Telephone Network ("PTN");

           (c) 100% of the capital stock of WTC;

           (d) 50% of BESET International (by virtue of the shareholding in WTC);

           (e) 100% of the ordinary inscribed shares, being all of the shares in issue, of Manacorp AO ("Manacorp");

           (f) 100% of the capital stock of NWE International
Inc.;

           (g) 100% of the capital stock of NWE Capital (Cyrpus)
Limited;

           (h) 100% of the capital stock of Abbey Holding
Corporation; and

           (i) 100% of the capital stock of VenTech Limited.

           The Company has, at the date of this Amended
Statement, been unable to make the Related Investments in PTN or Manacorp. In consequence, the Navona Share Purchase Agreement was modified on March 29, 1994 through a replacement agreement that incorporated by reference many of the terms of the originally executed Navona Share Purchase Agreement. Among other modifications, the aggregate purchase price for the Navona Shares was reduced, the effect of the modifications to the Common Share Subscription Agreement (as described below) was acknowledged, and the conditions precedent relating to the making of the Related Investments were eliminated (it being Cable and Wireless' understanding that except for the PTN and Manacorp Related Investments, that such Related Investments had in fact been made). In addition, Cable and Wireless agreed to pay Harbour and the Trustees an additional fee and expenses of up to approximately $10.3 million if, prior to September 30, 1994, either Cable and Wireless or the Company (or their related companies) acquire at least 18.4% of the voting securities of PTN for not more than $30 million or make a loan of not more than $30 million that can be converted into or exchanged for not less than 18.4% of the voting securities of PTN. Such payment increases as the percentage of voting securities of PTN (or right thereto) acquired increases, with the minimum amount of the payment (assuming 18.4% is acquired) being approximately $9.5 million.

           Under the Navona Share Purchase Agreement, Harbour and the Trustees made various representations and warranties, including customary representations and warranties concerning:
(a) the Navona Shares and the unencumbered ownership thereof by Harbour and the Trustees; (b) the organization of Navona and the authority of Navona to enter into the Navona Share Purchase Agreement and certain related agreements; (c) the validity and binding nature of the Navona Share Purchase Agreement and certain related agreements; (d) the absence of the need to obtain any consents or permits; (e) compliance with applicable laws; and (f) the absence of litigation and governmental investigations. Harbour and the Trustees also made certain representations and warranties regarding WTC and with respect to the accuracy of the information provided to Cable and Wireless regarding the Related Investments.

           Subject to certain limitations, Harbour and the Trustees have agreed to indemnify Cable and Wireless in connection with various matters, including in connection with any breach by Navona of the Common Share Subscription Agreement and certain related agreements, any breach by Harbour or the Trustees of their representations and warranties set forth in the Navona Share Purchase Agreement, and losses that may be incurred by Cable and Wireless in respect of certain tax liabilities.

           If the Common Share Subscription Agreement or the Convertible Note is rescinded or otherwise set aside, Harbour and the Trustees have agreed that Cable and Wireless will be entitled to repayment of the consideration paid for the Navona Shares upon retransfer of the Navona Shares by Cable and Wireless to Harbour and the Trustees. The Trustees have further agreed that, for specified periods, the Hibiscus Trust will maintain at least $5 million in assets.

           Harbour and the Trustees agreed that, prior to the Closing, they would cause Navona to comply with certain conduct, including causing Navona to: (a) enforce all of its rights under the Common Share Subscription Agreement; (b) not assign its rights thereunder; and (c) not cause a breach of the representations and warranties of Harbour and the Trustees under the Navona Share Purchase Agreement.

           The Navona Share Purchase Agreement states that it is to be governed by and construed in all respects in accordance with English law.

The Common Share Subscription Agreement

General Terms

           As originally executed, the Common Share Subscription Agreement contemplated that the Company would issue, and Navona would purchase, 2,530,920 Common Shares and the Convertible Note in the principal amount of $14,990,137. As modified, the Company issued to Navona 550,055 Common Shares on March 25, 1994 and 330,033 Common Shares on March 29 1994. The per share price for these Common Shares was $9.09, for an aggregate purchase price of $8 million. In addition, on March 29, 1994, Navona conditionally subscribed to purchase an additional 1,650,832 Common Shares (at $9.09 per share, for an aggregate purchase price of $15,006,063) and the Convertible Note (for a purchase price of $14,990,137).

           Under the WTC Exchange Agreement, Navona agreed to transfer all of the issued and outstanding shares of WTC (to be acquired by Navona under an agreement with the owner thereof) to the Company in consideration of 2,500,000 Common Shares. Pursuant to the Common Share Subscription Agreement, such Common Shares were deemed to be subscribed for pursuant to the Common Share Subscription Agreement.

           The obligation of Navona to subscribe for the additional 1,650,832 Common Shares and the Convertible Note is subject to certain conditions, including the condition that prior to September 30, 1994, the Company acquire at least 18.4% of the voting securities of PTN for not more than $30 million or make a loan of not more than $30 million that can be converted into or exchanged for not less than 18.4% of the voting securities of PTN.

           Under the Convertible Note, the principal amount of $14,990,128 will convertible at the option of Navona, at $9.09 per share, into 1,649,080 Common Shares. Among other reasons, the Convertible Note may be issued because of the Company's determination that if the Common Shares underlying the Convertible Note were directly issued, the total number of Common Shares issued to Navona would exceed an applicable threshold and would therefore require the prior approval of the Canadian government under the Investment Canada Act. Navona has agreed not to exercise its right to convert the Convertible Note unless in compliance with the Investment Canada Act. Cable and Wireless presently intends, if the Convertible Note is issued, to cause Navona to seek approval under the Investment Canada Act and presently intends to cause Navona to convert the Convertible Note into Common Shares, although Navona is not obligated (and Cable and Wireless is not obligated to cause Navona) to do so. Cable and Wireless reserves its rights to prevent Navona from converting the Convertible Note into Common Shares if Cable and Wireless deems appropriate in its sole discretion.

           The Convertible Note will bear interest at a per annum rate equal to the prime rate (as published in the Wall Street Journal) plus two percent. The Convertible Note will mature on the first anniversary of issuance and the holder may require prepayment to the extent that the number of shares in PTN acquired by the Company is below a specified amount. Accrued interest will be payable upon repayment or prepayment of the principal amount of the Convertible Note. The Convertible Note may only be converted by Navona for the entire principal amount then outstanding and if the Convertible Note is converted, no interest is payable. The obligations of the Company under the Convertible Note will be secured by pledges of securities acquired in connection with the Related Investments in Peterstar and Manacorp. The Convertible Note will contain "antidilution provisions" providing for the adjustment of the conversion price upon the occurrence of certain events, such as the payment of a stock dividend, stock split, reverse stock split, stock reclassification, consolidation or merger. Upon the failure to pay when due any amounts owing under the Convertible Note or the bankruptcy or insolvency of the Company, Navona may declare the Convertible Note immediately due and payable.

           The consummation of the transactions contemplated by the Common Share Subscription Agreement was conditional upon a number of matters, including the transfer of all of the outstanding WTC securities acquired by Navona to the Company pursuant to the WTC Exchange Agreement and the existence of certain of the other Related Investments and the consummation of certain transactions relating thereto. As indicated above, the Related Investments in PTN and Manacorp were not made and, as a result, the Common Share Subscription Agreement was modified to eliminate these requirements.

           Under the Common Share Subscription Agreement, the Company made various representations and warranties, including customary representations and warranties concerning: (a) the lawful ability of the Company to issue the Common Shares acquired pursuant thereto and the Convertible Note (and the Common Shares underlying the Convertible Note); (b) the organization of the Company and the authority of the Company to enter into the Common Share Subscription Agreement; (c) the validity and binding and enforceable nature of the Common Share Subscription Agreement;
(d) the absence of the need to obtain any consents or permits in connection with the transactions contemplated by the Common Share Subscription Agreement; (e) the absence of any material and adverse changes since December 31, 1992; and (f) the absence of any undisclosed litigation or investigations. The Company also made certain representations and warranties regarding WTC and the other Related Investments and the agreements and transactions relating thereto and with respect to the accuracy of the information, including financial Amended Statements, provided to Navona or filed with the Securities and Exchange Commission.

           Under the Common Share Subscription Agreement, Navona made various representations and warranties to the Company, including customary representations and warranties concerning the organization of Navona and the authority of Navona to enter into Common Share Subscription Agreement and the validity and binding and enforceable nature of the Common Share Subscription Agreement. Navona also represented and warranted that it was acquiring the Common Shares and the Convertible Note for investment purposes and not with a view to the resale or distribution thereof, except, in accordance with the Common Share Subscription Agreement.

           Each of the Common Share Subscription Agreement and the Convertible Note states that it is to be governed by, and construed in accordance with, the laws of Ontario, Canada.

Management

           Under the Common Share Subscription Agreement, the Company has agreed to nominate two directors designated by Navona as part of the slate of directors put forward by management for shareholder approval for so long as Navona owns at least 25% of the total voting stock of the Company. Cable and Wireless intends to cause Navona, through such designees and otherwise, to exert as much influence on the management and affairs of the Company as Cable and Wireless may deem appropriate in the circumstances.

Restrictions on Transfer; Registration Rights

           Under the Common Share Subscription Agreement, Navona has agreed that Navona will not offer, sell, or otherwise dispose of any securities (or rights to acquire such securities) of the Company without the prior written consent of the Company: (i) with respect to the Common Shares acquired pursuant to the WTC Exchange Agreement and on March 25, 1994, for a period of one year after that date, (ii) with respect to Common Shares acquired on March 29, 1994, for a period of one year after that date, and
(iii) with respect to Common Shares that may be acquired pursuant to Navona's additional subscription and the Common Shares underlying the Convertible Note, for a period of one year after the date of issuance.

           The Common Shares acquired pursuant to the Common Share Subscription Agreement (including the Common Shares acquired pursuant to the WTC Exchange Agreement) and the Common Shares that may be acquired pursuant to Navona's additional subscription and underlying the Convertible Note (collectively, the "Registrable Shares") have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state ("Blue Sky Laws"). The Company has agreed that, at the request of Navona, the Company will, subject to certain limitations, register the Registrable Shares under the Securities Act and applicable Blue Sky Laws (a "Demand Registration"): (i) at any time on or after March 25, 1995, with respect to Common Shares acquired on or before March 25, 1994;
(ii) at any time on or after the March 29, 1995, with respect to Common Shares acquired on March 29, 1994, and (iii) at any time on or after the first anniversary of the issuance of Common Shares and the

Convertible Note pursuant to Navona's additional subscription, with respect to such Common Shares and the Common Shares underlying such Convertible Note. Navona may only request one Demand Registration and, in connection therewith, Common Shares having not less than $1,000,000 in value must be registered in a "firm underwriting" public offering.

           In addition, if the Company proposes at any time to register Common Shares under the Securities Act, the Company will, subject to certain limitations, give Navona the opportunity to register some or all of the Registrable Shares along with the Common Shares the Company proposes to register (a "Piggyback Registration").

           With certain exceptions (such as underwriting discount and commissions), the expenses incurred in a Demand Registration or Piggyback Registration will be borne by the Company.

           Navona has agreed that if the Company registers securities under the Securities Act, then, except for Registrable Shares included in such registration, Navona will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Shares for a period, as determined by the Company, of up to 120 days following the effective date of such registration.

           Each of Navona and the Company has agreed to indemnify the other, and certain of their related parties and agents
(including underwriters) for certain liabilities caused by it and arising in connection with the registration of Registrable
Shares.

           The Company has agreed to take certain actions in order to facilitate sales of Registrable Shares under Rule 144 of the Securities Act.

Amendment No. 1.

           Item 4 is hereby supplemented to add the following additional information:

June 3, 1994 Documentation and Subsequent Transactions

           On June 3, 1994, various agreements and arrangements were entered into which modified the terms of Navona Share Purchase Agreement and the Common Share Subscription Agreement. Since the filing of the Initial Statement, Cable and Wireless has become aware of an opportunity to acquire an equity interest in St. Petersburg Interstate Telephone Network ("LMTS") through Monogram Telecommunications Limited ("Monogram").

           Under a Loan Agreement dated June 3, 1994 between
Cable and Wireless and Monogram (the "Monogram Loan Agreement"),
Cable and Wireless has agreed to lend Monogram up to $16,000,000 for purposes of acquiring shares in LMTS.

           The Company and Monogram have entered into an agreement dated June 3, 1994 (the "Monogram Put and Call Agreement"). Under the Monogram Put and Call Agreement, the Company has the option to purchase from Monogram, and Monogram has the option to require the Company to purchase from Monogram, LMTS shares acquired by Monogram with the proceeds it receives under the Monogram Loan Agreement, for an amount equal to the direct and indirect acquisition costs of such shares (but not to exceed $16,000,000) plus interest payable by Monogram on the loan from Cable and Wireless. Each of the options may only be exercised once.

           The Monogram Loan Agreement and the Monogram Put and
Call Agreement led to modifications to the Common Share Purchase
Agreement and Navona Share Purchase Agreement, which were described in the Initial Statement.

Further Variation Agreement Amending Common Share Purchase
Agreement

           Under the Common Share Purchase Agreement, Navona agreed to subscribe for an additional 1,650,832 Common Shares and a Convertible Note with a principal amount of $14,990,137 (convertible into 1,649,080 Common Shares), conditioned on the Company acquiring at least 18.4% of the voting shares of PTN for not more than $30 million or making a loan of not more than $30 million that could be converted into or exchanged for not less than 18.4% of the voting shares of PTN (the "Initial PTN Condition"). Under a Further Variation Agreement dated June 3, 1994 between the Company and Navona (the "Further Variation Agreement"), this condition was modified. The total amount of Navona's obligation remains the same. However, Navona has agreed to purchase, at $9.09 per Common Share, up to 1,650,832 Common Shares (for approximately $15,006,000) and a Convertible Note with a principal amount of up to $993,938 (still convertible at $9.09 per Common Share), if, by September 3, 1994, and contemporaneously therewith, the Company purchases the LMTS shares pursuant to the Monogram Put and Call Agreement. Navona has further agreed to purchase an additional Convertible Note in a principal amount of up to $13,996,200, conditioned on the purchase by September 30, 1994 of more than 10% of the PTN voting shares (or the making of a loan convertible into more than 10% of the PTN voting shares) for a total amount not exceeding $13,996,200.

           Under the Common Share Purchase Agreement, Navona agreed not to offer, sell or otherwise dispose of any securities of the Company (or rights to acquire such securities) without the prior written consent of the Company for the periods commencing on the dates referred to in the Initial Statement. The Further Variation Agreement clarifies that, with respect to the Common Shares and Convertible Notes (and Common Shares underlying such Convertible Notes) that may be purchased by Navona in respect of the LMTS transaction and the PTN transaction, the one-year period commences on the respective dates they are so purchased by Navona.

           Under the Common Share Purchase Agreement, the Company agreed to register under the Securities Act and applicable Blue Sky Laws the Common shares acquired by Navona (including Common Shares underlying the Convertible Note) in a Demand Registration following the end of the periods commencing on the dates referred to in the Initial Statement. The Further Variation Agreement clarifies that, with respect to the Common Shares (including Common Shares underlying the Convertible Notes) that may be purchased by Navona in respect of the LMTS transaction and the PTN transaction, the Demand Registration right may be exercised only after the end of the one-year period commencing on the respective dates they are so purchased by Navona.

Second Replacement Agreement Replacing Navona Share Purchase
Agreement

           Under the Navona Share Purchase Agreement, Cable and Wireless agreed to pay to Harbour and the Trustees a fee of up to approximately $10,300,000 if Cable and Wireless or the Company acquired at least 18.4% of the voting shares of PTN or made a loan convertible into such shares. Under a Second Replacement Agreement dated June 3, 1994, among Cable and Wireless, the Trustees and Barbour (the "Second Replacement Agreement"), the Navona Share Purchase Agreement was replaced. Under the Second Replacement Agreement, the fee contemplated in the Navona Share Purchase Agreement was modified, such that a fee of $5,490,492 will be paid if, by September 3, 1994, the Company acquires at least 10% of the voting power of the outstanding shares of LMTS and the right to appoint at least one director to the board of LMTS. If by September 30, 1994, Cable and Wireless or the Company acquires at least 10% of the voting power of the PTN shares (or makes a loan convertible into at least 10% of the voting power of the PTN shares) for a total amount not exceeding $14,000,000 and obtains (or upon conversion of a loan, would obtain) the right to appoint at least one director to the board of PTN, Cable and Wireless will pay a fee of $4,804,172.

July 8, 1994 Transactions

           Monogram subsequently made a successful bid to purchase LMTS shares and in early July acquired 13.4% of the voting shares of LMTS. On July 8, 1994, the Company exercised its option under the Monogram Put and Call Agreement to purchase the LMTS shares acquired by Monogram. As contemplated in the Further Variation Agreement, the Company's acquisition was financed through the acquisition by Navona of 1,650,832 Common Shares (for $15,006,000) and a Convertible Note (for $993,938).

June 28, 1994 Documentation

           On June 28, 1994, Cable and Wireless entered into agreements with Mizzen Corporation ("Mizzen"), pursuant to which Cable and Wireless may obtain the opportunity to acquire an equity interest in PTN (referred to as "LGTS") in such agreements), as contemplated in the Further Variation Agreement and Second Replacement Agreement.

           Under a Loan Agreement dated June 28, 1994 between Cable and Wireless and Mizzen (the "Mizzen Loan Agreement"), Cable and Wireless has agreed to lend Mizzen up to $13,996,200 for purposes of acquiring at least 10% of the voting shares of PTN. Any PTN shares so acquired will be pledged to Cable and Wireless to secure repayment of the loan.

           The Company and Mizzen have entered into an agreement dated June 28, 1994 (the "Mizzen Put and Call Agreement"). Under the Mizzen Put and Call Agreement, the Company has the option to purchase from Mizzen, and Mizzen has the option to require the Company to purchase from Mizzen, PTN shares acquired by Mizzen with the proceeds it receives under the Mizzen Loan Agreement, for an amount equal to the direct and indirect acquisition costs of such shares (but not to exceed $13,996,200). Each of the options may only be exercised once.

           The descriptions of the Monogram Loan Agreement, Monogram Put and Call Agreement, Second Replacement Agreement, Further Variation Agreement, Mizzen Loan Agreement and Mizzen Put and Call Agreement contained in this Amendment are summaries only of certain of the material terms contained therein. Such agreements contain additional material terms and conditions and copies of such agreements are being filed as Exhibits hereto. Such descriptions are qualified in their entirety by reference to such Exhibits.

           Notwithstanding Item 4 of the initial statement, as supplemented by this Amendment No.1, Cable and Wireless reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company. In that regard, Cable and Wireless and the Company are exploring possible structures through which the subsidiaries of the Company and subsidiaries and affiliates of Cable and Wireless might become more closely aligned and whether any of the Company's interests in subsidiaries should be disposed of by the Company.

Amendment No. 2

           Item 4 of the Amended Statement is hereby supplemented to add the following additional information:

           As indicated in Item 3, on December 28, 1994, Navona purchased 4,915,475 Common Shares in the Public Offering. The purpose of this purchase was to allow Cable and Wireless to maintain, through Navona, its position as the major investor in the Company.

           Navona waived its right to a Piggyback Registration of its Common Shares in connection with the registration of Common
Shares sold in the Public Offering.

           As indicated in the Amended Statement, Cable and Wireless, Navona and the Company have entered into a number of arrangements including an agreement pursuant to which Navona will purchase a Convertible Note in a principal amount of up to $13,996,200 (convertible at $9.09 per Common Share into 1,539,736 Common Shares), conditioned on the purchase by the Company of a requisite amount of voting securities of PTN. These arrangements have been extended to June 30, 1995. The Company has informed Cable and Wireless that the issuance of this Convertible Note may be subject to approval of the stockholders of the Company.

           As indicated in the Amended Statement, on July 8, 1994, Navona acquired 1,650,832 Common Shares and a Convertible
Note in the amount of $993,938, convertible, at $9.09 per Common Share, into 109,344 Common Shares. On November 21, 1994, Navona exercised its right to convert the Convertible Note into such Common Shares.

           In July, 1994, Cable and Wireless agreed to guaranty certain bank indebtedness of the Company (a portion of which was used to repay loans made by Cable and Wireless to the

Company). In consideration therefor, on July 28, 1994, the Company agreed, subject to obtaining the approval of the Company's stockholders, to grant Cable and Wireless a warrant (the "Warrant") to purchase up to 250,000 Common Shares (subject to adjustment upon the occurrence of certain events) at an exercise price of $11.3125 per Common Share, which Warrant would expire on June 22, 1999. The issuance of the Warrant is not expected to be presented to the Company's stockholders for approval until 1995. (In addition to the foregoing, the Company has agreed to pay a monthly guaranty fee to Cable and Wireless.)

           Notwithstanding Item 4 of the Amended Statement, as supplemented by this Amendment, Cable and Wireless reserves the right to take such action in the future as it deems necessary or desirable in connection with its investment in the Company. In that regard, since the date that Cable and Wireless, through Navona, became a significant stockholder in the Company, it has engaged in a number of transactions with the Company. These include making a number of advances to the Company to finance working capital and acquisitions, providing a guaranty of certain obligations of the Company (as referred to above), providing certain assurances as to the ability of the Company to complete its investment in Technocom Limited (and, with respect to which, the Company may be obligated to issue additional securities to Cable and Wireless in the future ), and extending certain of Cable and Wireless' insurance coverages to the Company at an agreed upon cost. Further, Cable and Wireless and the Company are exploring possible structures through which the subsidiaries of the Company and subsidiaries and affiliates of Cable and Wireless might become more closely aligned and whether any of the Company's interests in subsidiaries may be disposed of by the Company.

Amendment No. 3.

           Cable and Wireless and the Company have entered into an option agreement (the "Option Agreement") dated January 27, 1996 pursuant to which Cable and Wireless has agreed to give the Company a call option and the Company has agreed to give Cable and Wireless a put option in respect of the 55,856 shares of Baltic Communications Ltd. ("BCL") owned by Cable and Wireless (the "Cable and Wireless Shares"), representing 77% of the outstanding shares of BCL. BCL holds a telecommunications license in St. Petersburg, Russia. Upon exercise of the options, the purchase price of the Cable and Wireless Shares will be U.S. $1. The exercise of the options is conditional upon approval of the State Committee of the Russian Federation for Anti-monopoly Policy and the Support of New Economic Structure (the "Anti-monopoly Committee") to transfer the Cable and Wireless Shares to the Company, approval by the Anti-monopoly Committee of the purchase by the Company of the Russian Shareholder Shares (as defined below) and BCL retaining its telecommunications license. If these conditions are not satisfied by April 29, 1996 or if the Anti-monopoly Committee's approval is refused, either the Company or Cable and Wireless can cause BCL to be liquidated.

           Pursuant to the Option Agreement, the Company has agreed that there shall be paid within a specified time of invoicing all amounts due to Mercury Communications Limited ("Mercury") as at December 31, 1995, pursuant to an International Telecommunications Services Agreement between BCL and Mercury dated November 16, 1992. The amount due is approximately $1,475,000. Cable and Wireless owns 80% of Mercury.

           On January 25, 1996, Cable and Wireless issued a guarantee in respect of a replacement loan facility provided to the Company. Pursuant to the Option Agreement, Cable and Wireless has agreed to increase the principal amount covered by such guarantee agreement by $5,000,000 to an aggregate principal amount of $22,500,000. The guarantee will remain for the period ending March 31, 1996. Such $5,000,000 is to be used solely for the purchase of the Russian Shareholder Shares and to pay the amounts due to Mercury.

           In addition, the Company has agreed to indemnify Cable and Wireless against certain losses incurred by Cable and Wireless as a result of Cable and Wireless, ownership of shares of BCL and Cable and Wireless has agreed to indemnify BCL and the Company against certain VAT claims by the Russian tax authorities.

           The Company has also entered into a share purchase and sale agreement dated November 11, 1995 with AOOT Lenzyaz, AOOT Rostelecom and AOOT St. Petersburg Telegraph to acquire 16,684 shares of BCL (the "Russian Shareholder Shares"), representing 23% of the outstanding shares of BCL. The transfer of such Russian Shareholder Shares to the Company is also conditional upon approval of the Anti-monopoly Committee. The purchase of the Cable and Wireless Shares and the Russian Shareholders Shares, once approved by the Anti-monopoly Committee and completed, would give the Company 100% ownership of BCL. Subsequent to the filing of Amendment No. 2 this transaction was completed and the Company acquired 100% ownership of BCL.

           The Company has also entered into an agreement dated
January 27, 1996 (the "Management Agreement") with BCL to provide administrative services to BCL until such time as the Anti-monopoly Committee grants approval for the Company to provide managerial services to BCL.

           The descriptions of the Option Agreement and the Management Agreement contained in this Amendment are summaries only of certain of the material terms contained therein. Such agreements contain additional terms and conditions and copies of such agreements are being filed as Exhibits hereto. Such descriptions are qualified in their entirety by reference to such exhibits.

           As described in the Amended Statement, the Company agreed, subject to obtaining approval from the Company's stockholders, to grant Cable and Wireless a warrant (the "Warrant") to purchase up to 250,000 Common Shares (subject to adjustment upon the occurrence of certain events) at an exercise price of $11.3125 per Common Share, which Warrant will expire on June 22, 1999. The issuance of the Warrants was approved by the Company stockholders at the Company's 1995 annual meeting.

           As described in the Company's Form 20-F for the year ended December 31, 1994, Complus Enterprises Holding S.A. ("Complus") owns 20% of the ordinary shares of Peterstar Company Limited ("Peterstar"). The Company holds 59% of the ordinary shares of Peterstar; 50% through a direct, wholly-owned subsidiary and 9% through its 90% interest in PMT Ltd, which in turn owns 10% of Peterstar. In January, 1995, Cable and Wireless purchased an indirect 55% interest in Complus.

Amendment No. 4

           Item 4 is supplemented to add the following additional information:

           At present, Cable and Wireless is considering alternatives for disposing of its stake in the Company.

Amendment No. 5

           Item 4 is supplemented to add the following additional information:

           At present, while no definitive agreement has been reached, Cable and Wireless is involved in active discussions with a view to disposing of its stake in the Company.

Item 5.    Interest in Securities of the Issuer

Initial Filing

           As of the date of this Amended Statement, Cable and Wireless, through Navona, beneficially owns 3,380,088 Common Shares and has the right to subscribe for an additional 1,650,832 Common Shares and the Convertible Note, which is convertible into 1,649,080 Common Shares. For purposes of Regulation 13D under the Securities Exchange Act of 1934, Cable and Wireless may be deemed to beneficially own an aggregate of 6,680,000 Common Shares (the "Deemed Outstanding Common Shares"). Based on information provided by the Company, there were immediately prior to the first acquisition of Common Shares by Navona described herein, 8,596,950 Common Shares outstanding and 1,052,000 Common Shares under options or warrants. Assuming that all of the Deemed Outstanding Common Shares were outstanding, but excluding Common Shares under options and warrants, there would be 15,276,950 Common Shares outstanding and Cable and Wireless would hold 43.7% of such outstanding Common Shares.

           In addition to Common Shares, the Company currently has outstanding 5,000,000 Series VIII Preferred Shares and
2,000,000 Series IX Preferred Shares.

           Holders of Series VIII Preferred Shares are entitled to vote with the holders of Common Shares on all matters brought before such holders, and each Series VIII Preferred Share carries
 .222 votes. (Each Common Share carries one vote.) Each Series VIII Preferred Share is also convertible into .222 Common Shares. Accordingly, the outstanding Series VIII Preferred Shares have voting rights equivalent to, and may be converted into, 1,110,000 Common Shares.

           Holders of Series IX Preferred Shares are entitled to vote with the holders of Common Shares on all matters brought before such holders, and each Series IX Preferred Share carries
 .20 votes. Each Series IX Preferred Share is convertible into .20 Common Shares. Accordingly, the outstanding Series IX Preferred Shares have voting rights equivalent to, and may be converted into, 400,000 Common Shares.

           Assuming that all of the Deemed Outstanding Common Shares were outstanding, but excluding Common Shares under options and warrants, there would be 15,276,950 Common Shares outstanding and (by reason of the Series VIII Preferred Shares and the Series IX Preferred Shares outstanding) voting rights equivalent to 16,786,950 Common Shares outstanding. Based on the foregoing, Cable and Wireless has 39.8% of the voting power of the Company's outstanding voting securities. Similarly, if all of the Series VIII Preferred Shares and Series IX Preferred Shares were converted, Cable and Wireless would beneficially own 39.8% of the 16,786,950 Common Shares outstanding (representing 39.8% of the voting power of the Company's voting securities).

           On a "fully-diluted basis," i.e., assuming that all of the Deemed Outstanding Common Shares were outstanding and the conversion or exercise of the Series VIII Preferred Shares, the Series IX Preferred Shares and all of the Common Shares under options and warrants, Cable and Wireless would beneficially own 37.4% of the 17,838,950 Common Shares outstanding (representing 37.4% of the voting power of the Company's voting securities).

           Cable and Wireless has, through Navona, the sole power to vote and dispose of the Common Shares that have been or may be issued to Navona as described herein.

           In the past 60 days, none of Cable and Wireless, Navona and, to the best knowledge of Cable and Wireless, the persons listed on Schedule A, has effected any transactions in the Common Shares or other securities of the Company, except as described in Item 4.

           To the best knowledge of Cable and Wireless and Navona, none of the persons listed on Schedule A beneficially owns or has any sole or shared power to vote or direct the vote, or dispose of or direct the disposition of, any Common Shares or any other securities of the Company (other than the power to direct the voting or disposition thereof by Cable and Wireless or Navona in his capacity as a director or executive officer of Cable and Wireless or Navona, respectively.

Amendment No. 1

           Item 5 is supplemented to add the following information.

           As indicated in Item 4 of this Amendment Statement, on July 8, 1994, Navona exercised its rights to acquire 1,650,832 Common Shares and a Convertible Note. As a result of these transactions, Cable and Wireless, through Navona, beneficially owns 5,030,920 Common Shares and a Convertible Note convertible into 109,344 Common Shares, and has the right to acquire a further Convertible Note convertible into 1,539,736 Common Shares. These transactions do not affect the aggregate number of Common Shares reported in the Initial Statement (totalling 6,680,000 Common Shares) that, for purposes of the Securities Exchange Act of 1934, may be deemed to be beneficially owned by Cable and Wireless through Navona.

Amendment No. 2

Item 5 is supplemented to add the following information:

           As indicated in Item 4 of this Agreement, the date through which Navona may be required to purchase an additional Convertible Note in connection with the acquisition by the Company of PTN voting shares has been extended to June 30, 1995.

           As indicated in Item 4 of this Amendment, on November
21, 1994, Navona exercised its right to convert a Convertible
Note and acquired 109,344 Common Shares.

           The extension and the conversion did not affect the aggregate number of Common Shares reported in the Amended
Statement (totalling 6,680,000 Common Shares) that, for purposes of the Securities Exchange Act of 1934, may be deemed to be beneficially owned by Cable and Wireless through Navona.

           As indicated in Item 4 of this Amendment, Cable and Wireless, though Navona, purchased an additional 4,915,475 Common Shares in the Public Offering. Accordingly, Cable and Wireless, for purposes of the Securities Exchange Act of 1934, may be deemed to beneficially own 11,595,475 Common Shares.

           Based on information provided by the Company in its prospectus for the Public Offering, following the consummation of the Public Offering there were 30,012,214 Common Shares outstanding (including 10,055,739 Common Shares beneficially owned by Cable and Wireless through Navona, representing 33.5% of the Common Shares actually outstanding).

           According to the prospectus, there were also 1,284,500 Common Shares under options or warrants (not including 250,000 Common Shares under the Warrant, which has not been issued as of the date of this Amendment). Assuming that 1,539,736 Common Shares under the Convertible Note that may be issued to Navona were outstanding (the "Additional Common Shares"), but excluding Common Shares under other options and warrants, there would be 31,551,950 Common Shares outstanding and Cable and Wireless, though Navona, would hold 36.8% of such Common Shares.

           In addition to Common Shares, the Company currently has outstanding 5,000,000 Series VIII Preferred Shares.

           Holders of Series VIII Preferred Shares are entitled to vote with the holders of Common Shares on all matters brought before such holders, and each Series VIII Preferred Shares carries .222 votes. (Each Common Shares carries one vote.) Each Series VIII Preferred Share is also convertible into .222 Common Shares. Accordingly, the outstanding Series VIII Preferred Shares have voting rights equivalent to, and may be converted into, 1,110,000 Common Shares.

           Assuming that the Additional Common Shares were outstanding, but excluding Common Shares under other options and warrants, there would be 31,551,950 Common Shares outstanding and (by reason of the Series VIII Preferred Shares outstanding) voting rights equivalent to 32,661,950 Common Shares outstanding. Based on the foregoing, Cable and

Wireless, through Navona, has 35.5% of the voting power of the Company's outstanding voting securities and would be deemed to beneficially own such percentages upon the conversion of the Series VIII Preferred Shares.

           On a "fully-diluted basis", i.e., assuming that all of the Additional Common Shares were outstanding and the conversion or exercise of the Series VIII Preferred Shares and all of the Common Shares under other options and warrants, Cable and Wireless, through Navona, would beneficially own 34.2% of the 33,946,450 Common Shares outstanding (representing the same percentages of the voting power of the Company's voting securities).

           Cable and Wireless has, through Navona, the sole power to vote and dispose of the Common Shares that have been issued to Navona or may be issued to Navona upon conversion of the Convertible Note.

Amendment No. 3

           Item 5 of the Amended Statement is hereby supplemented to add the following information:

           As indicated in the Amended Statement, the date through which Navona was required to purchase an additional Convertible Note (convertible into 1,539,736 Common Shares) in connection with the acquisition by the Company of PTN voting shares was June 30, 1995. Such requirement has lapsed.

           As indicated in this Amendment, the Company's stockholders approved the issuance of the Warrant for 250,000
Common Shares to Cable and Wireless. Accordingly, Cable and
Wireless, for purpose of the Securities Exchange Act of 1934, may be deemed to beneficially own 10,305,739 Common Shares.

           Based on information provided by the Company there were 31,507,034 Common Shares outstanding as of December 31, 1995 (including 10,055,739 Common Shares beneficially owned by Cable and Wireless through Navona, representing 31.9% of the Common Shares actually outstanding).

           According to the Company, there were also 1,741,500 Common Shares under options or warrants (including 250,000 Common Shares under the Warrant). Assuming that 250,000 Common Shares under the Warrant were outstanding (the "Additional Common Shares"), but excluding Common Shares under other options and warrants, there would be 31,757,034 Common Shares outstanding and Cable and Wireless, through Navona, would hold 32.5% of such Common Shares.

           On a "fully-diluted basis", i.e., assuming that all of the Additional Common Shares were outstanding and the exercise of all of the Common Shares under other options and warrants, Cable and Wireless, through Navona, would beneficially own 31.0% of the 33,248,534 Common Shares outstanding (representing the same percentages of the voting power of the Company's voting securities).

           Cable and Wireless has, through Navona, the sole power to vote and dispose of the Common Shares that have been issued to Navona or may be issued to Navona upon exercise of the Warrants.

           In the past 60 days, none of Cable and Wireless, Navona and, to the best knowledge of Cable and Wireless, the persons listed on Schedule A, Schedule A1 and Schedule
A2, has effected any transactions in the Common Shares or other securities of the Company, except as described in the Amended Statement, as modified and supplemented by this Amendment.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

           For a description of certain contracts entered into among the Company, Navona and Cable and Wireless relating to the securities of the Company, see Items 3 and 4 of this Amended
Statement.

           As indicated in the Amended Statement, under the Common Share Subscription Agreement, the Company agreed to nominate two directors designated by Navona as part of the slate of directors put forward by management for shareholder approval for so long as Navona owns at least 25% of the total voting stock of the Company. Currently, those two directors are [Timothy Patrick Lowry and Ted Dilley]. Cable and Wireless intends to cause Navona, through such designees and otherwise, to exert as much influence on the management and affairs of the Company as Cable and Wireless may deem appropriate in the circumstances.

           Except as described in this Amended Statement, none of Cable and Wireless or Navona or, to the best knowledge of Cable and Wireless and Navona, any of the persons listed on Schedule A, has any contracts, arrangements, understandings (legal or otherwise) between or among themselves or with the Company, Navona or any other person with respect to the securities of the Company.

Item 7.    Material Filed as Exhibits

Exhibit 1 -    Joint Filing Agreement, and Power of Attorney
               of Navona in favor of Cable and Wireless regarding the filing of Schedule 13D and amendments thereto dated April 4, 1994

Exhibit 2 -    Loan Agreement dated March 17, 1994 between
               Navona and Republic National Bank of New York, together with related Demand Note dated March 17, 1994 and Continuing General Security Agreement dated March 17, 1994

Exhibit 3 -    Loan Agreement dated March 15, 1994 between
               Navona and Cable and Wireless, together with related Memorandum of Deposit dated March 25, 1994

Exhibit 4 -    Navona Share Purchase Agreement (including
               agreement replacing originally executed agreement)

Exhibit 5 -    Common Share Subscription Agreement (including
               the supplements thereto and the form of the Convertible Note)

Exhibit 6 -    WTC Exchange Agreement

Exhibit 7 -    Second Replacement Agreement, replacing the
               Navona Share Purchase Agreement

Exhibit 8 -    Further Variation Agreement, further amending
               the Common Share Subscription Agreement

Exhibit 9 -    Monogram Put and Call Agreement

Exhibit 10 -   Monogram Loan Agreement

Exhibit 11 -   Mizzen Put and Call Agreement

Exhibit 12 -   Mizzen Loan Agreement

All of the foregoing exhibits have been previously filed

                            SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Statement on Schedule 13D is true, complete and correct.

                                 CABLE AND WIRELESS plc

March 23, 1998                   S. Pettit
-------------------------        -----------------------------
Date                             By: Stephen Pettit

                                 NAVONA COMMUNICATIONS
                                 CORPORATION LTD.

                                 S. Pettit
                                 -----------------------------
                                 By:  Cable and Wireless plc*

March 23, 1998                   By:  S. Pettit
-------------------------        -----------------------------
Date

*Pursuant to Joint Filing Agreement and Power of Attorney of Navona in favor of Cable and Wireless regarding the filing of
Schedule 13D and amendments thereto dated April 4, 1994, which was filed as Exhibit 1 to the Statement on Schedule 13D on April 17, 1994.

                            Schedule A

      Executive Officers and Directory of Cable and Wireless

           1. Dr. N. Brian Smith, was appointed non-executive Chairman of Cable and Wireless on November 21, 1995. Dr. Smith is Chairman of BAA plc. He is a British Citizen and resides at La Pergola, Hurley Lane, Berkshire SL6 5LL.

           2. Linus W.L. Cheung was appointed an Executive Director of Cable and Wireless on January 1, 1995. Mr. Cheung is Chief Executive Officer of Hong Kong Telecom. He is a British Citizen and resides at 24 Middlegap Road, Hong Kong.

           3.  The Hon. Raymond Seitz was appointed a
               non-executive Director of Cable and Wireless on February 1, 1995. Mr. Seitz is a Senior Managing Director of Lehman Brothers. He is an American citizen and resides at 10 Penbridge Place, London, W2 4XB.

           4. David P. Nash was appointed a non-executive Director of Cable and Wireless on September 12, 1995. He is a British citizen and resides at Copcourt Manor, Copcourt, Near Tetsworth, Oxfordshire OX9 7DE.

           5.  Stephen R. Pettit was appointed Executive
               Director, Europe and Mobile of Cable and Wireless, on September 12, 1995. He is a British citizen and resides at 37 The Hill, Wheathampstead,
               Hertfordshire A14 8PM.

           6. Richard H. Brown was appointed an Executive Director of Cable and Wireless on July 1, 1996. Mr. Brown is Chief Executive Officer of Cable and Wireless plc. He is an American citizen and resides at 26 Chelsea Square, London SW3 6LF.

           7. Robert E. Lerwill was appointed an Executive Director of Cable and Wireless on January 14, 1997. Mr. Lerwill is Executive Director, Finance, of Cable and Wireless plc. He is a British citizen and resides at 46 Richmond Avenue, London N1 0NA.

           8. Rodney J. Olsen was appointed Deputy Chief Executive and Chairman, Asia Pacific Board in June 1996. Mr. Olsen has been a member of the Board since January 1, 1986. He is a citizen of New Zealand and resides at Hawthorne House, 1 Upper Terrace, Hampstead, London NW3 6RH.

           9. Sir Ralph H. Robins was named as a Non-executive Director of Cable and Wireless on April 12, 1994. He is Chairman of Rolls-Royce plc, 65 Buckingham Gate, London SW1E 6AS, England. He is a British citizen.


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


           10. Winfried F.W. Bischoff was appointed a
               Non-executive Director in 1991. He is a German citizen and resides at 28 Bloomfield Terrace, London SW1.

           11. Dr. Janet P. Morgan was appointed a Non-executive
               Director in 1988. She is a writer, a British citizen and resides at 10 Old Church Lane, DuddingstonVille, Edinburgh EH15 3PX Scotland.

           To the best knowledge of Cable and Wireless, during the past five years, none of the above-named persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Executive Officers and Directors of Navona

           1. Roger Farnol Mortimer was appointed as a Director of Navona on February 2, 1998. Mr. Mortimer is Director, Global Businesses for Cable and Wireless and resides at Bluegates Farm, Ashwell, Hertfordshire SG7 SJE. He is a British citizen.

           2. Judith Collis was appointed an Executive Director of Navona Communications Corporation Limited on March 28, 1996. Mrs. Collis is an attorney and partner in the law firm A S & K Services Limited. She is a British citizen and resides at "Saltcotes", 10 Keith Hall Road, Warwick WK 06, Bermuda.

           3. Timothy Faries was appointed an Alternate Director to Judith Collis on March 28, 1996. Mr. Faries is an associate/attorney in the law firm A S & K Services Limited. He is a British citizen and resides at 6 Pinnacle Hill, Paget PG 02, Bermuda.

           4. Joseph Lyon was appointed an Alternate Director to Mr. Farnol on February 2, 1998. Mr. Lyon is a Finance Manager in Cable and Wireless plc. He is a British citizen and resides at 34 The Uplands, Gerrards Cross, Buckinghamshire SL9 7JG, England.

           To the best knowledge of Navona, during the past five years, the above-named person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations to, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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